
Sadia
#HOT BOWLS MAC'N CHEESE
SABOR CHEDDAR & CALABRESA
SABOR CHEDDAR
SABOR CHEDDAR & BACON
NOVIDADE!
#HOT BOWLS
MACARRÃO COM BRÓCOLIS & BACON
MACARRÃO CARBONARA
PRONTO EM ATÉ 4 MINUTOS
PARA COMER DIRETO NO POTE

1Q23

RESULTS

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LEGAL NOTICE

This presentation may include some statements that express the expectations, beliefs and assumptions of BRF S.A ("BRF") management about future events or results. Such statements do not correspond to historical facts, and are based on currently available competitive, financial and economic data, and on current projections about the industries in which BRF operates.

Verbs such as "anticipate," "believe," "estimate," "expect," "project," "plan," "predict," "aim," "target," "seek," and other verbs of similar meaning are intended to identify these forward-looking statements, which involve risks and uncertainties that could result in material differences between current data and the projections in this presentation and do not guarantee any future performance by BRF. Factors that may affect the performance of BRF include, but are not limited to: (i) acceptance of BRF products by the market; (ii) volatility related to the Brazilian economy, the economies of the countries in which BRF also operates in a relevant manner, and the financial and securities markets and the very competitive industries in which BRF operates; (iii) changes in legislation and taxation and governmental policies related to the domestic and foreign markets for animal protein and other related products; (iv) increased competition from new producers in the Brazilian and international markets; (v) ability to keep up with rapid changes in the regulatory and technological environments; (vi) ability to maintain a continuous process to introduce new competitive products and services and preserve the competitiveness of existing ones; (vii) ability to attract customers in domestic and foreign jurisdictions; (viii) the impacts resulting from the pandemic caused by COVID-19 especially in Brazil and in other markets where BRF operates; (ix) the increase in inflation at the global level; and (x) negative effects of Ukraine's war on the world market. Other factors that may materially affect results can be found in BRF's Reference Form and BRF's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, especially in the section "Risk Factors."

All statements in this presentation are based on the information and data available on the date they were issued, and BRF does not undertake to update them with the emergence of new information or future events.

This presentation does not constitute an offer to sell or a solicitation to buy any securities



MAIN FINANCIAL HIGHLIGHTS

NET REVENUES R$ MILLION
13,178
12,041 in 1Q22

OPERATING CASH FLOW R$ MILLION
872
(137) in 1Q22

ADJUSTED EBITDA R$ MILLION
607
152 in 1Q22

NET LEVERAGE
3.35x
2.76x in 1Q22

CONSOLIDATED FINANCIAL RESULTS

Gross Profit and Margin (R$ million, %)


18,9%
9,2%
15,3%
18,5%
16,5%
12,7%
1.113
2.526
2.625
2.459
1.683
1.113
1.983
2.598
2.439
1.673
1Q22
2Q22
3Q22
4Q22
1Q23
Gross Profit
Proforma Gross Profit[1]
Gross Margin

Adjusted EBITDA[2] and Margin (R$ million, %)


1,3%
11,2%
9,8%
7,3%
4,6%
152
1.496
1.384
1.079
607
1Q22
2Q22
3Q22
4Q22
1Q23
Adjusted EBITDA
Adj. EBITDA Margin

(1) Excludes the impacts the debt of designated as hedge accounting in 2Q22 and the impacts of Turkey's hyperinflation in 2Q22, 3Q22, 4Q23 and 1Q23
(2) The Company revisited its adjusted EBITDA calculation metric to better demonstrate the performance of its businesses. For further information, please refer to the Earnings Release.

BRAZIL


Sadia
#HOT BOWLS
#MAC'N CHEESE
NOVIDADE
Sadia
#HOT BOWLS
MACARRÃO COM BRÓCOLIS & BACON
PRONTO EM ATÉ 4 MINUTOS
PARA COMER DIRETO NO POTE

Improvement in the profitability of the regular portfolio compared to the previous quarter excl. commemorative products


-6.4%
6.5%
7.0%
9.9%
8.0%
-377
427
474
766
513
1Q22
2Q22
3Q22
4Q22
1Q23
Adjusted EBITDA
Adj. EBITDA Margin

The **MOST PREFERRED BRANDS**[1] in the main categories

Sadia · Perdigão · Qualy

- **Improvement of commercial execution** with an increase in items sold per customer and an increase of over 10k active clients. Progress in adherence of suggested price.
- **Significant improvement in the level of logistics service**[2], with an increase of 10.5 p.p. in the annual comparison and +11.2 p.p. vs 4Q22.
- **Release of Sadia Hot Bowls,** based on the prioritization of the most relevant projects from the consumer's point of view.
- **Market share**[3] **in processed food of 40.0%,** with the following changes in the categories: +0.8 p.p. in Frozen Meals, +0.1 p.p. in Cold Cuts, +0.1 p.p. in Spreads and -0.3 p.p. in Sausages.


Sadia
#HOT BOWLS
NOVIDADE

(1) Source: Kantar 1Q23 - 12 BRF's categories (Spreads, Ham, Lasagna, Franks, Fresh Sausages, Breaded Products, Mortadella, Hamburger, Pizza, Smoked Sausage, Ready to eat meals, and in natura Poultry); (2) Source: Internal 1Q23 x 4Q22; (3) Source: Nielsen – revenue market share valor (1st bimester 2023)

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BRAZIL: MACROECONOMIC SCENARIO

The evolution of these macroeconomic indicators tends to positively impact the consumption of our main categories

Consumer confidence[1] is **gradually recovering**



Consistent recovery trend
vs 1Q22
74.1
87.0
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23

...with a sustainable growth pace in average real income[2] since 2022



Positive carryover
for 2023
1,694
1,824
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23

...mainly due to the strong **inflation slowdown[3]**



10.4
12.1
Sharp drop since
the highest rate in
Apr-22
4.7
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23
Feb-23
Mar-23

Source: (1) Consumer Confidence Index – FGV; (2) Average Real Income (R$) – IBGE; (3) IPCA Inflation index, accumulated LTM rate, YoY change – IBGE

INTERNATIONAL

Sharp price drop as a result of **global chicken oversupply**



7.7%
15.7%
12.1%
2.6%
-1.7%
426
963
795
164
-106
1Q22
2Q22
3Q22
4Q22
1Q23
Adjusted EBITDA
Adj. EBITDA Margin

- **Recovery trend of chicken prices[1].**
- **Positive impact** of the beginning of Ramadan **in the GCC.**
- **New export authorizations and renewals** to China, Malaysia, Chile, Mexico, Peru, Argentina, Dominican Republic and Cuba.

Key player in Brazilian chicken **exports[2]**

+27% market share

Key player in Brazilian pork **exports[2]**

+19% market share

(1) As shown in chart "Export Poultry Prices – BRF (USD/kg)" on slide 11; (2) SECEX (Mar-23)



INTERNATIONAL

Halal DDP

- **Recovery of results in Turkey influenced by the 21.7% increase in sales of value-added items** (+2.1 p.p. of share vs 1Q22), with the opening of the new FPP production line in Bandirma and the supply adjustment that stimulated prices in the region.
- **Increase of value-added products, reaching 25.9% of share** in the Halal DDP region (+1.7 p.p. vs 1Q22).
- **Ramadan marketing campaign focused on value-added products,** highlighting the *Easy & Juicy* line, along with a robust commercial execution in over 450 point of sales in the GCC.



#1 brands in GCC and in Turkey[1]

Sadia	Banvit
36.9%	**22.0%**
-0.1p.p. vs 1Q22	+1.7p.p. vs 1Q22

Leadership in chicken **exports** to GCC

+50% market share[2]

(1) Nielsen: market share; (2) SECEX (Mar-23)

INTERNATIONAL



Direct Exports

- **Productivity gain** of 2.8 p.p. in chicken with greater product availability.
- Increase of 10% of **direct exports from the industrial facilities.**
- **Decrease of 23.1% of unsold inventory.**

Chicken's **export share**[1]

+7.4 p.p. Americas

+3.0 p.p. Africa

+1.5 p.p. Japan

+1.0 p.p. South Korea

Asia

- **Relief of lockdown measures in China** boosted chicken consumption and food service.
- **African Swine Fever (ASF)** can positively impact pork prices and volumes.
- **Authorization to export chicken meat to China from the Marau plant,** bringing flexibility and more agility.

Chicken Price – Spot (China, USD/kg)[1]


1.44
1.47
1.08
May-22
Jul-22
Aug-22
Oct-22
Dec-22
Feb-23
Apr-23

Pork **export share**[1]

+10.5 p.p. China

(1) Bloomberg; (2) SECEX (Mar-23 vs 4Q22)

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OTHER SEGMENTS

Consistent business profitability


15.7%
19.2%
21.0%
19.8%
18.8%
104
130
144
135
118
1Q22
2Q22
3Q22
4Q22
1Q23
Adjusted EBITDA
Adj. EBITDA Margin

PET FOOD

- **Improved service level** with expansion of storage capacity aligned with direct sales expansion strategy.
- Bastos's new line beging operations with the **launch of Balance brand wet food** in the food channel.



Balance GRAN PLUS BIOFRESH NATURAL

INGREDIENTS

- **Market diversification** and increase in shipments of animal meal and hydrolyzed to new markets.
- **Expansion of the hydrolyzed line** to serve domestic and international markets given the new qualifications.



BUSINESS PERSPECTIVES

Export Chicken Prices – BRF (USD/kg)[1]


Gradual recovery in chicken average price
100
117
114
106
Jan-23
Feb-23
Mar-23
Apr-23
Apr-23 vs 1Q23 growth
+15%
+16%
+8%
Chicken Breast
Chicken Leg
Chicken Wing

Domestic Chicken Price – JOX[2]


112
108
100
Jan-23
Feb-23
Mar-23
Apr-23
Apr-23 vs 1Q23 growth
+5%
+2%
Chicken Breast
Chicken Leg

Grain Prices (CEPEA)[3]


Downward trend of grain prices
100
75
69
67
Mar-22
Apr-22
Jun-22
Aug-22
Oct-22
Dec-22
Feb-23
Apr-23
Corn
Soybean Meal
Soybean

- **Soy harvest expected to be record** in Brazil in 2022/23[4]
- **Reduction in corn future prices curves** in Chicago and São Paulo stock exchanges
- **Reduction in global demand** for grains[4]

(1) Source: Internal. Base 100 = January 2023; (2) Source: JOX Consulting Firm. Base 100 = January 2023; (3) Source: Bloomberg/CEPEA (Base 100 = March 1st, 2022); (4) Source: USDA

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EFFICIENCY PROGRAM CAPTURES

ANIMAL COSTS | **INDUSTRY AND WASTES** | **LOGISTICS** | Efficient


Food Conversion
Poultry
-4,3%
-0,1%
-5,0%
Swine
-1,8%
-0,8%
-2,3%
Mortality Rates
Poultry
-1.4p.p.
-1.2p.p.
-1.7p.p.
Swine
0 p.p.
-0.2p.p.
-0.1p.p.


Total Yield
1,6p.p.
1,1p.p.
2,8p.p.
Wastes
-49,9%
-28,1%
-47,0%


Truck Daily Rates
-35,4%
-21,2%
-33,4%
Logistics Service Level – OTIF¹
10.5p.p.
11.2p.p.
10.9p.p.

(1) OTIF: On Time In Full

■ 1Q23 vs 1Q22 ■ 1Q23 vs 4Q22 ■ Mar-23 vs 1Q22



ESG
Highlights

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ESG: HIGHLIGHTS AND MAIN DEVELOPMENTS



4.3% reduction in water consumption per ton produced compared to the base year (2020).



Progress in traceability of indirect grain suppliers in the Amazon and Cerrado biomes, **reaching 75%** (vs 45% in 4Q22), reinforcing our commitment to a deforestation-free chain.



We anticipated our commitment and reached **100% of cage-free birds** in the global integration system, in Brazil and in Turkey.


NET
ZERO
2040

In 1Q23, **we made progress in mapping the categories applicable to the value chain (scope 3)**, and the mitigation roadmap is being prepared, in continuation to the 20% reduction of our absolute emissions of Greenhouse Gases in Scope 1 and 2 compared to the base year (2019), presented in 4Q22.


Nuevo
Sadia
Golden
-CHICKEN-
ALITAS DE POLLO
ASADAS
Nuevo
Sadia
Golden
-CHICKEN-
TIRITAS DE PECHUGA DE POLLO
REBOZADAS
Sadia
-CHICKEN
ALITAS DE

Capital Structure

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INDEBTEDNESS

Net Debt (R$ MM) and Leverage[1]


3,04x
2,76x
2,98x
3,10x
3,55x
3,35x
17.332
12.588
14.266
14.830
14.598
15.295
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
Net Debt (R$ MM)
Net Debt / Adj. EBITDA LTM

FX (USD/BRL)					
5.58	4.74	5.24	5.41	5.22	5.08

Debt Profile (R$ MM)

82% capital markets

47% of gross debt in hard currencies

7.4 years average debt term


12.390
RCF
3.000
Cash and Equivalents
9.390
2.990
2.520
1.088
3.955
2.758
765
498
3.817
1.330
330
3.410
Liquidity
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
...
2050
Other Currencies
Hard Currencies

Debt schedule considers only the principal amount

(1) Leverage impacted by the change in calculation of adjusted EBITDA calculation metric to better demonstrate the performance of its businesses. For further information, please refer to the Earnings Release.

FREE CASH FLOW STATEMENT

R$ million



607
265
(824)
(958)
(910)
(92)
(1,002)
EBITDA (Adjusted) 1Q23
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Free Cash Flow ex-FX effects
Derivatives and Cash FX Variation
Free Cash Flow 1Q23

NET DEBT EVOLUTION

R$ million


697 (+4.8%)
14,598
(872)
824
958
(213)
15,295
Net Debt 4Q22
3.55x
Operating Cash Flow
Cash Flow from Investing Activities
Cash Flow from Financing Activities ex-FX effects
Debt and Cash FX Variation, Debt Interest and Derivatives[1]
Net Debt 1Q23
3.35x
Net leverage
Net Debt / Adj. EBITDA LTM

(1) Cash Effect: R$51 MM (Δ Cash and Derivatives), -R$528 MM (Interest on Debt Paid), R$41 MM (Cash Derivatives); Non-Cash Effect: -R$411 MM (Debt FX Variation), R$606 MM (Accrued Interest on Debt), R$28 MM (Debt Derivatives)

FINAL REMARKS

GREATER CAPTURE OF THE EFFICIENCY PROGRAM with evolution of R$ 418 million[1]

PROGRESS IN COMMERCIAL EXECUTION IN BRAZIL: greater adherence to suggested prices

Increase of share of 1.7 p.p. in **VALUE-ADDED PRODUCTS** in Turkey and in the GCC

COMFORTABLE LIQUIDITY POSITION (R$ 12 bi) **WITH A LONG AND DIVERSE DEBT PROFILE**

DIVESTMENT PLAN following planned pace and with all fronts in course

RELEVANT RECOVERY TREND of chicken prices compared with the beginning of the year

DOWNWARD TREND OF GRAIN PRICES with a more significant impact on costs to be seen as of 2H23

HIGH PERFORMANCE MANAGEMENT focused on simplicity, agility and efficiency



(1) Note that the captures are being measured by improvements in operational indicators compared to the same period of the previous year. The values captured will be reflected in our results according to the inventory turnover of our chain



Q&A